Exhibit 99.1

FOR IMMEDIATE RELEASE

Noah Announces Appointments of Independent Directors

Shenzhen, China, February 25, 2013 – Noah Education Holdings Ltd. (NYSE: NED) (“Noah” or “the Company”), a leading provider of education services in China, today announced the appointment of Mr. Rick Chen as independent director and Mr. Benguo Tang as non-executive director.

After the recent appointments of Mr. Chen and Mr. Tang, the Company’s Board of Directors consists of nine directors, including five independent directors.

“We welcome the addition of Mr. Rick Chen and Mr. Benguo Tang to the Board of Directors,” said Mr. Dong Xu, Chairman and Chief Executive Officer of Noah. “Each of them brings invaluable expertise and has very good understanding of the Company’s operations as we continue to grow in the education services sector. It is also a step for Noah to strengthen its management capabilities, responsible corporate governance and transparency.”

Mr. Xu continued, “Our independent directors will bring their wealth of expertise in accounting and finance, business development and the education services in China to help steer the Company. We believe our Board of Directors’ diverse composition is an important step in our effort to meet the highest standards of corporate governance.”

Mr. Rick Chen brings with him extensive management experience in China’s education services and information technology sectors. He was previously senior vice president of 99Bill Corporation, an integrated payment provider in China. From 2007 through 2009, Mr. Chen served as Executive Vice President of Noah responsible for accounting and finance, legal, information technology, new business initiatives as well as strategic investments. He is currently the chairman and chief executive officer of AndPay Corporation, a mobile payment company in China, as well as the chairman of Yurong Corporation, whose flagship product provides online and mobile maternal and child related services in China. Mr. Chen received his Master of Science in Finance degree from Boston College and a Bachelor of Science degree from the University of North Alabama.

Mr. Benguo Tang is one of the founders of Noah. From 2004 to 2011, he served in a number of capacities including President and Chief Operating Officer, and was also an executive member of the Board of Directors. Before joining Noah, Mr. Tang served as manager at the Guangdong Office of Gansu Duyi Medical Co., Ltd. Prior to that, Mr. Tang served as technical engineer in Dongguan Yimeida Electronic Factory in Guangdong Province. Mr. Tang received both his EMBA degree and Bachelor’s degree in engineering physics from Tsinghua University, China.

About Noah Education Holdings Ltd.

Noah Education Holdings Ltd. is a leading provider of education services in China. The Company's brands include Wentai Education, which operates and manages high-end kindergartens, primary and secondary schools, Yuanbo Education, which focuses on early childhood education services in the Yangtze Delta region, and Little New Star, which provides English language training for children aged 3-12 in its directly owned and franchised training centers. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://ir.noaheducation.com.

For more information, please contact:

Noah Education Holdings Ltd.

Tel: +86-755-8288-9128

Email: ir@noaheducation.com